# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Informatica Inc., CIK 0001868778
CUSIP: 45674M101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2100 SEAPORT BLVD., Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-023044
Filed by CIK 0001283718

## Reporting persons
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 108,429,361; shared voting power 0; sole dispositive power 108,429,361; shared dispositive power 0; aggregate amount beneficially owned 108,429,361 (35.5% of the class)
  Comment: (1) These shares consist of 64,379,838 shares of Class A Common Stock of the issuer ("Class A Shares") and 44,049,523 shares of Class B-1 Common Stock of the issuer ("Class B-1 Shares"). Each Class B-1 Share is convertible into one Class A Share at the option of the holder and has no expiration date. As a condition to such conversion, the holder of the Class B-1 Shares to be converted must direct a holder of shares of Class B-2 Common Stock of the issuer ("Class B-2 Shares") to transfer an equal number of Class B-2 Shares to the issuer.
  
  (2) Based on (x) a total of 261,320,807 Class A Shares outstanding as of October 29, 2024, as disclosed in the issuer's Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024 plus (y) 44,049,523 Class A Shares assuming conversion of Canada Pension Plan Investment Board's 44,049,523 Class B-1 Shares into Class A Shares.

## Item 1. Issuer
Name of issuer: Informatica Inc.
Address of issuer's principal executive offices: 2100 Seaport Boulevard, Redwood City, CA, 94063

## Item 2. Person Filing
Name of person filing: Canada Pension Plan Investment Board
Address of principal business office or, if none, residence:
One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5
Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2.
Sole power to vote or to direct the vote: See Item 5 on page 2.
Shared power to vote or to direct the vote: See Item 6 on page 2.
Sole power to dispose or to direct the disposition: See Item 7 on page 2.
Shared power to dispose or to direct the disposition: See Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Identification and Classification of Members of the Group
99.2 Power of Attorney

## Signatures
- Canada Pension Plan Investment Board: /s/ Kathryn Daniels, Kathryn Daniels, Managing Director, Head of Compliance (02/12/2025)